SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

TransAct Technologies Incorporated
(Name of Issuer)

Common Stock

(Title of Class of Securities)

892918103

(CUSIP Number)

ACCRETIVE CAPITAL MANAGEMENT, LLC

85 Wall Street

Madison, CT 06443

ACCRETIVE CAPITAL PARTNERS, LLC

85 Wall Street

Madison, CT 06443

RICHARD E. FEARON, JR.

85 Wall Street

Madison, CT 06443

(203) 482-5805

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 3, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS Accretive Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 481,302 Shares[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 481,302 Shares[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,302 Shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.83%
14	TYPE OF REPORTING PERSON OO

_____________

1 Includes 481,302 shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager.

2

1	NAME OF REPORTING PERSONS Accretive Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 481,302 Shares
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 481,302 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 481,302 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.83%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSONS Richard E. Fearon, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 526,357 Shares[2]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 526,357 Shares[2]
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,357 Shares[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.29%
14	TYPE OF REPORTING PERSON IN

 ___________

2 Includes 481,302 shares held directly by Accretive Capital Partners, LLC, of which Accretive Capital Management, LLC is the manager, and Mr. Fearon is the managing member of Accretive Capital Management, LLC

4

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Common Stock (the “Shares”) of TransAct Technologies Incorporated, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, Connecticut 06518.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Accretive Capital Management, LLC, an Illinois limited liability company (“ACM”), as the manager of Accretive Capital Partners, LLC, with respect to the Shares beneficially owned by it;

(ii)	Accretive Capital Partners, LLC, an Illinois limited liability company (“ACP”); and

(iii)	Richard E. Fearon, Jr., individually and as the managing member of ACM.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by the Reporting Persons.

(b) The address of the principal office of each Reporting Person is c/o Accretive Capital Management, LLC, 85 Wall Street, Madison, Connecticut 06443.

(c) The principal business of ACP is serving as a private investment fund. The principal business of ACM is serving as the manager of ACP. The principal business of Mr. Fearon is serving as the managing member of ACM.

(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Fearon is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by ACP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 481,302 Shares owned beneficially by ACP is approximately $3,068,074, including brokerage commissions.

The Shares purchased by Mr. Fearon were purchased with personal funds in open market purchases. The aggregate purchase price of the 45,055 Shares owned directly by Mr. Fearon is approximately $298,367, including brokerage commissions.

5

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein:

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, making recommendations or proposals to the Issuer concerning changes to the capitalization, corporate structure, ownership structure, board structure (including board composition) or operations of the Issuer, seeking to meet with members of senior management and/or members of the Board, communicating publicly or privately with other stockholders or third parties to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally, purchasing additional Shares, selling some or all of their Shares, engaging in hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including without limitation: changes in the composition of the Issuer’s board of directors or management, engaging in proxy contests, changes to the Issuer’s certificate of incorporation or bylaws, initiating a tender offer to gain control of the Issuer, restructuring the Issuer’s capitalization or dividend policy, the acquisition or disposition of additional securities of the Issuer and the sale of material assets or another extraordinary corporate transaction, including a sale transaction.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,958,118 Shares outstanding, as of October 31, 2023, which is the total number of Shares outstanding cited in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarter ended September 30, 2023.

A. ACM:

(a)	Amount beneficially owned: 481,302

Percentage: 4.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 481,302 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 481,302

(c)	The transactions in the Shares by the affiliates of ACM during the past sixty days are set forth in Schedule A and are incorporated herein by reference

6

B. ACP:

(a)	Amount beneficially owned: 481,302

Percentage: 4.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 481,302 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 481,302

(c)	The transactions in the Shares by ACP and ACM during the past sixty days are set forth in Schedule A and are incorporated herein by reference

C. Mr. Fearon:

(a)	Amount beneficially owned: 526,357

Percentage: 5.29%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 526,357 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 526,357

(c)	The transactions in the Shares by Mr. Fearon during the past sixty days are set forth in Schedule A and are incorporated herein by reference

An aggregate of 526,357 Shares, constituting approximately 5.29% of the Shares outstanding, are reported in this Schedule 13D.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. The principal business of ACP is serving as a private investment fund. The principal business of ACM is serving as the manager of ACP. The principal business of Mr. Fearon is serving as the managing member of ACM.

Item 7. Not applicable.

7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 9, 2024

ACCRETIVE CAPITAL MANAGEMENT, LLC

By:	/s/ Richard E. Fearon, Jr.
Name:	Richard E. Fearon, Jr.
Title:	Managing Member

ACCRETIVE CAPITAL PARTNERS, LLC
By: Accretive Capital Management, LLC, its managing member

By:	/s/ Richard E. Fearon, Jr.
Name:	Richard E. Fearon, Jr.
Title:	Managing Member

RICHARD E. FEARON, JR.

By:	/s/ Richard E. Fearon, Jr.
Name:	Richard E. Fearon, Jr.

8

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/(Sale)

ACCRETIVE CAPITAL PARTNERS, LLC

5,885	7.47	1/9/2024
5,500	7.50	1/8/2024
455	7.35	1/5/2024
600	7.36	1/5/2024
473	7.25	1/5/2024
2,450	7.35	1/4/2024
341	7.25	1/4/2024
5,159	7.26	1/4/2024
1,000	6.99	1/4/2024
400	7.04	1/4/2024
440	7.05	1/4/2024
403	6.89	1/4/2024
20	6.83	1/3/2024
5,477	6.91	1/3/2024
10	7.01	12/26/2023
367	7.05	12/26/2023
4,033	7.06	12/26/2023
3	6.91	12/20/2023
5	6.96	12/19/2023
3,200	6.99	12/19/2023
18	6.65	12/4/2023
4,561	6.70	12/4/2023
5,314	6.75	12/4/2023
24	6.75	12/1/2023
162	6.75	11/30/2023
5,500	6.90	11/30/2023
939	6.70	11/21/2023
500	6.75	11/21/2023
5,500	6.90	11/20/2023
5,500	7.01	11/17/2023
144	7.08	11/17/2023
5,456	7.10	11/17/2023
764	6.80	11/15/2023
2,906	6.82	11/15/2023
802	6.83	11/15/2023
2,192	6.85	11/15/2023
59	6.80	11/14/2023
5,500	6.60	11/14/2023
5,500	6.65	11/14/2023
5,800	6.67	11/14/2023
172	6.55	11/13/2023
144	6.50	11/13/2023
351	6.53	11/13/2023
424	6.54	11/13/2023
39	6.58	11/13/2023
5,500	6.50	11/13/2023
26	6.49	11/10/2023
22	6.51	11/10/2023
142	6.55	11/10/2023
43	6.59	11/10/2023
254	6.60	11/10/2023
3,512	6.61	11/10/2023
200	6.44	11/10/2023
100	6.45	11/10/2023
5,200	6.50	11/10/2023
100	6.69	11/9/2023
1	6.70	11/9/2023
111	6.03	11/9/2023

9

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13D need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock, no par value per share, of TransAct Technologies Incorporated.

1/9/2024 Date Accretive Capital Management, LLC		1/9/2024 Date Accretive Capital Partners, LLC By Accretive Capital Management, LLC
By:	/s/ Richard E. Fearon, Jr	By:	/s/ Richard E. Fearon, Jr.
Name:	Richard E. Fearon, Jr.	Name:	Richard E. Fearon, Jr.
Title:	Managing Member	Title:	Managing Member

1/9/2024 Date Richard E. Fearon, Jr
By:	/s/ Richard E. Fearon, Jr.

10